Exhibit 99.1

NEWS RELEASE

MDA SPACE REPORTS FIRST QUARTER 2026 RESULTS

•	Backlog of $3.7 billion at quarter-end, providing revenue visibility into 2026 and beyond

•	Revenues of $464 million, up 32% YoY

•	Adjusted EBITDA1 of $91 million, up 32% YoY; Adjusted EBITDA margin1 of 19.5%

•	Adjusted net income1 of $51 million, up 32% YoY

•	Operating cash flow of $61 million; Free cash flow1 of $(28) million

•	Net cash1 position of $299 million at quarter-end; Total liquidity of $1.2 billion

•	Reaffirmed 2026 full-year financial outlook

Toronto, Ontario (May 7, 2026) - MDA Space Ltd. (TSX: MDA) (NYSE:MDA), a trusted mission partner to the rapidly expanding global space industry, today announced its financial results for the first quarter ended March 31, 2026.

“Q1 execution drove a solid start to the year, with the MDA Space team once again delivering on our track record of quarterly year-over-year revenue growth. Our consistent performance reinforces our ability to deliver profitable growth while maintaining balance sheet strength to invest and expand, all of which contributed to a highly successful initial public offering and listing on the New York Stock Exchange.

We continue to see the speed at which defence spending and demand for new space capability is shaping the market. In March, we announced a contract with Canada's Defence Investment Agency to deliver three Ground-Based Optical observatories to support space domain awareness for the Department of National Defence. In April, underpinned by the investments we have made in our next generation commercial and dual-use product portfolio, we launched MDA MIDNIGHTTM, a space control platform ideally timed to deliver capabilities urgently needed by defence departments to protect critical space infrastructure.

Equally evident was focused execution across the business with our first set of Globalstar satellites signed off and delivered to Florida for the upcoming launch, and the first shipments of our space-grade chips received for integration into MDA AuroraTM.

With a $40 billion pipeline, including both commercial and government customer opportunities, we remain confident in our ability to execute on our growth plans and deliver shareholder value.”

Mike Greenley, CEO of MDA Space

Q1 2026 HIGHLIGHTS

•	Backlog of $3.7 billion at quarter-end provides revenue visibility for 2026 and beyond. This compares to $4.8 billion as of Q1 2025 with the reduction year-over-year driven by strong conversion of backlog into revenue.

•	Revenues of $464.1 million in Q1 2026 were up 32.2% year-over-year driven by higher volumes across all business areas in the quarter.

•	Adjusted EBITDA of $90.6 million in Q1 2026 increased 32.1% year-over-year driven by higher volumes of work. Adjusted EBITDA margin of 19.5% in Q1 2026 is consistent with the Company’s full year margin guidance of 18%-20%.

•	Net income of $29.6 million in Q1 2026 was down 10.0% year-over-year and diluted earnings per share were $0.22 in Q1 2026, a decrease of 11.5% year-over-year driven primarily by the increase in amortization of intangible expenses related to the SatixFy Communications Ltd. acquisition in Q3 2025.

1As defined in the “Non-IFRS Financial Measures” section

•	Adjusted net income in Q1 2026 was $50.7 million increasing 32.0% year-over-year driven by the higher gross margin, partially offset by investments in SG&A and R&D. Adjusted diluted earnings per share of $0.38 in Q1 2026 increased 26.9% year-over-year as a result of the higher adjusted net income, partially offset by higher average diluted shares outstanding due to a recent equity issuance related to the US IPO.

•	Operating cash flow of $60.9 million in Q1 2026 compared with $267.0 million in Q1 2025. The year- over-year decrease in operating cash flow was primarily due to working capital fluctuations.

•	Free cash flow of $(27.6) million in Q1 2026 compared to $205.3 million in Q1 2025. The year-over- year decrease was driven by reduced operating cash flow as a result of the aforementioned lower working capital contributions as well as higher capital expenditures.

•	Net cash position of $299.3 million at the end of Q1 2026 represented a (0.9)x net debt to adjusted EBITDA ratio and compares to a net debt position of $120.0 million as of December 31, 2025, which represented a 0.4x net debt to adjusted EBITDA ratio. The improved net cash position was largely driven by net proceeds received through an initial public offering in the United States, which was completed in Q1 2026.

2026 FINANCIAL OUTLOOK

As a trusted mission partner and leading global space technology provider, we are leveraging our capabilities and expertise to execute on targeted growth strategies across our end markets and business areas. Our strategic initiatives, which span across our three businesses, include investing in next generation space technology and services, expanding our presence in attractive markets and geographies, scaling and expanding operations, skills, and talent to meet current and future market demand, leveraging strategic mergers, acquisitions and partnerships to complement organic growth, and continuing to position ourselves as Canada’s national defence and space champion and a trusted supplier to partners and allies globally. We continue to make good progress against our long-term strategic plan.

MDA Space is well positioned to capitalize on strong customer demand and robust market activity given our diverse and proven technology offerings. Our growth pipeline is significant and underpinned by existing and new programs and our book of business is healthy.

Our fiscal 2026 outlook consists of the following:

•	Revenues of $1.7 - $1.9 billion, representing year-over-year growth of approximately 10% at the mid-point of guidance

•	Adjusted EBITDA of $320 - $370 million, representing year-over-year growth of approximately 7% at the mid-point of guidance

•	Adjusted EBITDA margin of 18% - 20%

•	Capital expenditures of $225 - $275 million to support another year of investments related to the production expansion at our Montreal facility and investments in chip development

•	Free cash flow to be neutral to negative driven by normal program working capital fluctuations

FINANCIAL OVERVIEW

KEY INDICATORS SUMMARY

	First Quarters Ended
(in millions of Canadian dollars, except per share data)	March 31, 2026	March 31, 2025

Revenues	$464.1	$351.0
Gross profit	115.2	79.7
Gross margin	24.8%	22.7%
Adjusted EBITDA	90.6	68.6
Adjusted EBITDA Margin	19.5%	19.5%
Adjusted Net Income	50.7	38.4
Adjusted Diluted EPS	$0.38	$0.30

			As at
(in millions of Canadian dollars, except for ratios)	March 31, 2026		December 31, 2025

Backlog	$3,692.7		$4,012.9
Net debt[2] to Adjusted TTM[3] EBITDA ratio	(0.9	)x	0.4	x

2 As defined in the ‘Non-IFRS Financial Measures’ section

3 TTM: trailing twelve months

REVENUES BY BUSINESS AREA

First Quarters Ended
(in millions of Canadian dollars)	March 31, 2026	March 31, 2025

Satellite systems	$313.1	$222.0
Robotics and space operations	91.6	77.3
Geointelligence	59.4	51.7
Consolidated revenues	$464.1	$351.0

Revenues

Consolidated revenues for the first quarter of 2026 were $464.1 million, representing an increase of $113.1 million (or 32.2%) from the first quarter of 2025. The year-over-year increase in revenues was driven by higher volumes of work performed across all business areas in the quarter.

By business area, revenues in Satellite Systems for the first quarter of 2026 were $313.1 million, which represents an increase of $91.1 million (or 41.0%) from the same period in 2025 driven by the increase in volume of work on the Telesat Lightspeed program and the Globalstar next generation LEO constellation program. Revenues in Robotics & Space Operations for the first quarter of 2026 were $91.6 million, which represents an increase of $14.3 million (or 18.5%) from the same period in 2025 driven by the increase in volume of work on the Canadarm3 program. Revenues in Geointelligence for the first quarter of 2026 were $59.4 million, which represents an increase of $7.7 million (or 14.9%) from the same period in 2025 due to higher volume of work on various programs.

Gross Profit and Gross Margin

Gross profit reflects our revenues less cost of revenues. Q1 2026 gross profit of $115.2 million represents a $35.5 million (or 44.5%) increase over Q1 2025 driven by higher volumes of work performed across all business areas. Gross margin in Q1 2026 was 24.8% and compares to a gross margin of 22.7% in Q1 2025 driven by program mix.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA for the first quarter of 2026 was $90.6 million compared with $68.6 million for the first quarter of 2025, representing an increase of $22.0 million (or 32.1%) year-over-year driven by higher work volumes as we continue to convert our backlog. Adjusted EBITDA margin was 19.5% in the first quarter of 2026 compared to 19.5% adjusted EBITDA margin reported in the first quarter of 2025

Adjusted Net Income

Adjusted net income for the first quarter of 2026 was $50.7 million compared with $38.4 million for the first quarter of 2025, representing an increase of $12.3 million (or 32.0%) year-over-year primarily driven by higher operating income.

Backlog

Backlog is comprised of our remaining performance obligations which represents the transaction price of firm orders less inception to date revenue recognized and excludes unexercised contract options and indefinite delivery or indefinite quantity contracts. Backlog as at March 31, 2026 was $3,692.7 million, a decrease of $1,145.7 million compared with the backlog at March 31, 2025 driven by continued conversion of our backlog into revenue. The following table shows the build up of backlog for the three months ended March 31, 2026 as compared with the same period in 2025.

	First Quarters Ended
(in millions of Canadian dollars)	March 31, 2026	March 31, 2025

Opening Backlog	$4,012.9	$4,385.5
Less: Revenue recognized	(464.1)	(351.0)
Add: Order Bookings	143.9	803.9
Ending Backlog	$3,692.7	$4,838.4

CONFERENCE CALL AND WEBCAST

MDA Space will host a conference call and webcast to discuss these financial results on Thursday, May 7, 2026 at 8:30 a.m. ET. Interested parties can join the call by dialing 416-945-7677 (Toronto area) or 1-888-699-1199 (toll-free North America) or +44-800-279-7040 (toll-free United Kingdom) and entering the conference ID 38570. A live webcast of the conference call and an accompanying slide presentation will be available at https://mda-en.investorroom.com/events-presentations.

A replay of the webcast will be archived on the MDA Space Investor Relations website. Parties may also access a recording of the call, which will be available until May 14, 2026, by dialing 1-888-660-6345 and entering the passcode 38570 #.

NON-IFRS FINANCIAL MEASURES

This press release refers to certain non-IFRS measures. These measures are not recognized measures under IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS), do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, the measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non- IFRS measures, including EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Earnings per Share, Order Bookings, Net Debt (Cash) and Free Cash Flow to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures.

We define EBITDA as net income (loss) before: i) depreciation and amortization expenses, ii) provision for (recovery of) income taxes, and iii) finance costs. Adjusted EBITDA is calculated by adding to and deducting from EBITDA, as applicable, certain expenses, costs, charges or benefits incurred which in management’s view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including i) unrealized foreign exchange gain or loss, ii) unrealized gain or loss on financial instruments, iii) share-based compensation expenses, iv) share of profit or loss of equity-accounted investees, and v) other items that may arise from time to time. Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. Adjusted Net Income is calculated by adding to and deducting from net income, as applicable, certain expenses, costs, charges or benefits incurred which in management’s view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including i) amortization of intangible assets related to business combinations, ii) unrealized foreign exchange gain or loss, iii) unrealized gain or loss on financial instruments, iv) share-based compensation expenses, v) share of profit or loss of equity-accounted investees, and vi) other items that may arise from time to time. Adjusted Earnings per Share represents Adjusted Net Income divided by the weighted average number of shares outstanding. Order Bookings is the dollar sum of contract values of firm customer contracts. Order Bookings is indicative of firm future revenues; however, it does not provide a guarantee of future net income and provides no information about the timing of future revenue. Net Debt (Cash) is the total carrying amount of long-term debt including current portions, as presented in the Q1 2026 Financial Statements, less cash and excluding any lease liabilities. Net Debt (Cash) is a liquidity metric used to determine how well the Company can pay its debt obligations if they were due immediately. Free Cash Flow is a supplemental measure used by Management and other users of the financial statements to monitor the availability of discretionary cash generated, and available to the Company to repay debt, make strategic investments, and meet other payment obligations. We define Free Cash Flow as operating cash flows less net capital expenditures.

FORWARD-LOOKING STATEMENTS

This news release contains certain statements that may constitute “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements”), including but not limited to statements relating to our financial position, business and growth strategies and our revenue pipeline. When used in this news release, forward-looking statements often but not always, can be identified by the use of forward-looking words such as, including but not limited to, “may”, “will”, “would”, “should”, “expect”, “believe”, “intend”, "future" and other similar terminology or the negative or inverse of such words or terminology. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of management’s experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, including but not limited to: pipeline opportunities resulting in awarded contracts and realized revenue; retention of material customers; successful execution of our business strategies; consistent and stable economic conditions or conditions in financial markets; government priorities and the growth in the global space industry being consistent with expectations; consistent and stable legislation in the various countries in which we operate; and continued availability of qualified personnel.

Forward-looking statements are also subject to risks and uncertainties and other factors which may cause the actual results, performance or achievements of the Company to differ materially from those anticipated in such forward-looking statements for a variety of reasons, including without limitation: economic, political and geopolitical conditions; catastrophic space events, natural disasters and other significant disruptions; policies, priorities, mandates and funding levels of governmental entities; the termination of customer contracts; our revenue pipeline not resulting in firm contracts or realized revenue; the ability to execute large, complex and fixed-price contracts within expected cost, schedule and performance parameters; variability in the timing and realization of revenues from backlog; cybersecurity risks; tariffs or other international trade disputes; the loss, failure or performance degradation of RADARSAT-2; revenue concentration in a small number of contracts; the failure to successfully implement our growth strategy; supplier risks; our ability to develop new technology; risks associated with artificial intelligence and the adoption of emerging technologies; our ability to attract, train and retain employees; regulatory and export control requirements and approvals; financing, liquidity and covenant compliance risks; and the other risks and uncertainties detailed under the “Risk Factors” section of the Company’s annual information form dated March 4, 2026. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect and there can be no assurance that actual results will be consistent with the forward- looking statements. There are a number of additional risks and uncertainties affecting or that could affect MDA Space, which could cause actual results and developments to differ materially from those described in, expressed or implied by these forward-looking statements. Accordingly, readers should not place undue reliance on any forward-looking statements or information. These forward-looking statements speak only as of the date of this news release. Except as required by law, MDA Space is not under any obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Certain information in this news release, including the section entitled “2026 Financial Outlook”, may be considered as “financial outlook” or “future-oriented financial information” within the meaning of applicable securities laws. The purpose of this financial outlook or future-oriented financial information is to provide readers with disclosure regarding MDA Space’s reasonable expectations as to the anticipated results of its proposed business activities for the period indicated. Readers are cautioned that the financial outlook or future-oriented financial information may not be appropriate for other purposes.

ABOUT MDA SPACE

Building the space between proven and possible, MDA Space (TSX:MDA; NYSE:MDA) is a trusted mission partner to the global defence and space industry. A robotics, satellite systems and geointelligence pioneer with a 55-year+ story of world firsts and more than 450 missions, MDA Space is a global leader in communications satellites, Earth and space observation, and space exploration and infrastructure. The global MDA Space team of more than 4,000 space experts has the knowledge and know-how to turn an audacious customer vision into an achievable mission – bringing to bear a one-of- a-kind mix of experience, engineering excellence and wide-eyed wonder that’s been in our DNA since day one. For those who dream big and push boundaries on the ground and in the stars to change the world for the better, we’ll take you there. For more information, visit www.mda.space.

INVESTOR CONTACT

Jim Floros

Vice President, Investor Relations

289-914-0209

jim.floros@mda.space

MEDIA CONTACT

Amy MacLeod

Vice President, Corporate Communications

613-796-6937

amy.macleod@mda.space

MDA Space Ltd.

Unaudited Interim Condensed Consolidated Statement of Comprehensive Income

For the years ended March 31, 2026 and 2025

(In millions of Canadian dollars except per share figures)

	Three months ended March	Three months ended March
	31, 2026	31, 2025
Revenue	$464.1	$351.0

Cost of revenue
Materials, labour and subcontractors	(333.9)	(257.6)
Depreciation and amortization of assets	(15.0)	(13.7)
Gross profit	115.2	79.7

Operating expenses
Selling, general and administration	(30.2)	(23.4)
Research and development, net	(8.6)	(5.5)
Amortization of intangible assets	(30.5)	(11.6)
Share-based compensation	(5.8)	(3.9)
Operating income	40.1	35.3

Other income (expenses)
Gain (loss) on financial instruments	(0.4)	0.1
Foreign exchange gain and other	8.4	13.1
Finance income	1.0	1.7
Finance costs	(6.4)	(4.9)
Share of loss of equity-accounted investee	(1.5)	—
Income before taxes	41.2	45.3

Income tax expense	(11.6)	(12.4)
Net income	29.6	32.9

Other comprehensive income
Gain (loss) on translation of foreign operations	3.2	(0.8)
Remeasurement loss on defined benefit plans	(2.2)	(2.0)
Total comprehensive income	$30.6	$30.1

Earnings per share:
Basic	$0.23	$0.27
Diluted	0.22	0.26

Weighted-average common shares outstanding:
Basic	128,362,554	122,239,378
Diluted	132,699,391	127,589,192

MDA Space Ltd.

Unaudited Interim Condensed Consolidated Statement of Financial Position

March 31, 2026 and 2025

(In millions of Canadian dollars)

As at	March 31, 2026	December 31, 2025
Assets
Current assets:
Cash	$544.0	$152.0
Trade and other receivables	149.0	145.3
Unbilled receivables	207.4	187.5
Inventories	37.0	23.5
Income taxes receivable	56.4	52.9
Other current assets	46.7	53.3
	1,040.5	614.5
Non-current assets:
Property, plant and equipment	666.0	649.6
Right-of-use assets	111.1	114.5
Intangible assets	872.7	876.7
Goodwill	804.9	800.4
Equity-accounted investees	9.8	11.3
Deferred income tax assets	15.4	10.0
Other non-current assets	275.9	279.2
	2,755.8	2,741.7
Total assets	3,796.3	3,356.2
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	458.6	391.4
Income taxes payable	12.8	11.0
Contract liabilities	710.7	798.9
Current portion of net employee benefit payable	86.8	77.1
Current portion of lease liabilities	19.8	20.2
Other current liabilities	19.8	19.2
Non-current liabilities:	1,308.5	1,317.8
Net employee defined benefit payable	23.2	23.4
Lease liabilities	116.2	118.9
Long-term debt	244.7	272.0
Deferred income tax liabilities	233.7	245.7
Other non-current liabilities	23.3	23.4
	641.1	683.4
Total liabilities	1,949.6	2,001.2
Shareholders' equity
Common shares	1,501.9	1,042.7
Contributed surplus	37.9	36.0
Accumulated other comprehensive income	30.1	29.1
Retained earnings	276.8	247.2
Total equity	1,846.7	1,355.0
Total liabilities and equity	$3,796.3	$3,356.2

MDA Space Ltd.

Unaudited Interim Condensed Consolidated Statement of Cash Flows

For the three months ended March 31, 2026 and 2025

(In millions of Canadian dollars)

	Three months	Three months
	ended March 31, 2026	ended March 31, 2025
Cash flows from operating activities
Net income	$29.6	$32.9
Items not affecting cash:
Income tax expense	11.6	12.4
Depreciation of property, plant, and equipment	8.7	7.0
Depreciation of right-of-use assets	3.7	3.3
Amortization of intangible assets	33.8	15.0
Equity-settled share-based compensation	4.3	2.8
Investment tax credits accrued	(10.6)	(8.0)
Finance costs, net	5.4	3.2
Loss (gain) on financial instruments	0.4	(0.1)
Share of loss of equity-accounted investee	1.5	—
Loss on buy-out of pension liability	0.3	—
Changes in operating assets and liabilities	(21.4)	195.8
	67.3	264.3
Interest paid	(2.3)	(2.3)
Income tax (paid) received, net	(4.1)	5.0
Net cash generated in operating activities	60.9	267.0

Cash flows from investing activities
Purchases of property and equipment	(67.2)	(39.8)
Purchases/development of intangible assets	(21.3)	(21.9)
Proceeds from disposal of assets	—	0.2
Proceeds from disposal of equity securities	9.4	—
Net cash used in investing activities	(79.1)	(61.5)

Cash flows from financing activities
Proceeds from senior credit facility	95.0	—
Repayments of senior credit facility	(125.0)	—
Payment of lease liability (principal portion)	(3.0)	(2.4)
Proceeds from share issuance, net of transaction costs	441.5	—
Proceeds from stock options exercised	2.9	8.7
Net cash generated in financing activities	411.4	6.3

Net increase in cash	393.2	211.8
Net foreign exchange difference on cash	(3.9)	(2.2)
Cash, beginning of period prior to restatement for IFRS 9 amendments	152.0	166.7
Adjustment on adoption of IFRS 9 amendments on January 1, 2026	2.7	—
Cash, end of period	$544.0	$376.3

RECONCILIATION OF NON-IFRS MEASURES

The following table provides a reconciliation of net income to EBITDA, adjusted EBITDA, and adjusted net income:

	First Quarters Ended March 31,
(in millions of Canadian dollars)	2026	2025
Net income	$29.6	$32.9
Depreciation and amortization of assets	15.7	13.7
Amortization of intangible assets related to business combination	30.5	11.6
Income tax expense	11.6	12.4
Finance income	(1.0)	(1.7)
Finance costs	6.4	4.9
EBITDA	$92.8	$73.8
Unrealized foreign exchange gain	(9.7)	(11.4)
Loss (gain) on financial instruments	0.4	(0.1)
Loss on buy-out of pension liability	0.3	—
Acquisition, integration and reorganization costs	1.0	3.5
Equity-settled share-based compensation	4.3	2.8
Share of loss of equity-accounted investee	$1.5	$—
Adjusted EBITDA	$90.6	$68.6

	First Quarters Ended March 31,
(in millions of Canadian dollars except for adjusted earnings per share)	2026	2025
Net income	$29.6	$32.9
Amortization of intangible assets related to business combination	30.5	11.6
Acquisition, integration and reorganization costs	1.0	3.5
Loss on buy-out of pension liability	0.3	—
Loss (gain) on financial instruments	0.4	(0.1)
Unrealized foreign exchange gain	(9.7)	(11.4)
Embedded derivative effects	1.0	1.1
Equity-settled share-based compensation	4.3	2.8
Share of loss of equity-accounted investee	1.5	—
Income taxes related to the above items (1)	(8.2)	(2.0)
Adjusted net income	$50.7	$38.4
Weighted average number of shares outstanding - diluted	132,699,391	127,589,192
Adjusted earnings per share - diluted	$0.38	$0.30

(1) Adjusted effective tax rate applied starting 2026 to reflect the Company’s actual tax burden and provide a comprehensive view of underlying profitability, consistent with the tax expense reflected Statement of Comprehensive Income, versus the statutory income tax rate applied previously.